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                                                                      EXHIBIT 99




Dear Shareholder:

  FirstFed Bancorp, Inc. (the "Company") is pleased to provide its Dividend Reinvestment and Stock Purchase Plan (the "Plan") to you. Enclosed is a Prospectus describing the details of the Plan in a question and answer format.

  Your participation in the Plan is completely voluntary. If you would like to participate in the Plan, return the enclosed Authorization Card. If you decide not to participate in the Plan, no action is necessary, and you will continue to receive your dividends.

  If you elect to participate in the Plan, cash dividends paid on all of the shares registered in your name will automatically reinvest to purchase additional shares of the Company's common stock. A participant in the Plan may also obtain additional shares of common stock by making optional cash purchases. Participants will receive statements showing the transactions to their account.

  I encourage you to review the accompanying Prospectus which gives the details of the Plan and should answer most questions. If you have any additional questions, please call Reliance Trust Company, the Plan administrator, at (800) 241-5568.

                                 Very truly yours,



                                 B. K. Goodwin, III
                                 Chairman, President and Chief Executive Officer